January 13, 2006
Angela Connell, Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-8
Washington, DC 20549
Re:	Wells Fargo & Company Form 10-K for the Year Ended December 31, 2004 Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 001-02979
Dear Ms. Connell:
In response to the Commission staff’s comments contained in your letter dated December 9, 2005 to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information.
SEC Request
Form 10-K for the fiscal year ended December 31, 2004
Consolidated Financial Statements
Note 21: Securitizations and Variable Interest Entities, page 96
1.	Please revise future filings to clarify that although your securitizations are usually structured without recourse or significant exposure to credit risk, you may be exposed to potential liability under representations and warranties made to purchasers and insurers. Disclose the amount of any recorded liability related to representations and warranties, if material.

Angela Connell, Senior Accountant
January 13, 2006

Wells Fargo Response
Wells Fargo will revise future filings to clarify that our securitizations, while structured without recourse or significant exposure to credit risk, are exposed to potential liability under standard representations and warranties made to purchasers and insurers. Our accrued liability related to standard representations and warranties for all outstanding securitizations was approximately $300 million at both December 31, 2005 and 2004, and was not material to our consolidated financial statements. Attachment 1 to this letter reflects the Company’s intended revisions to be included in its next periodic filing (Annual Report on Form 10-K for the year ended December 31, 2005).
SEC Request
Note 27: Derivatives, page 107
2.	Given the significance of derivatives to your risk management objectives and the multitude of derivative instruments that you use, please revise future filings to clearly disclose the specific derivative instrument(s) used in each of your hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness.
Wells Fargo Response
Wells Fargo will revise future filings to clearly disclose the specific derivative instrument(s) used in our hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness. Attachment 2 to this letter reflects the Company’s intended revisions to be included in its next periodic filing (Annual Report on Form 10-K for the year ended December 31, 2005).
SEC Request
General
3.	We note your April 2003 and January 2005 settlements with the Office of Foreign Assets Control relating to Iran and Sudan. We also note that your website’s customer-calling instructions provide MCI international access codes for customers located in Iran and Syria. Please advise us whether you have any operations, customer ties or other contacts, direct or indirect, with Iran, Sudan or Syria, and describe any such operations, customer ties or other contacts. Please also address their materiality to you, and whether they constitute a material investment risk for your security holders, in light of the

Angela Connell, Senior Accountant
January 13, 2006

fact that Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to U.S. economic sanctions and/or export controls. Provide us with both your conclusions and your underlying analysis. In your materiality analysis, please address the impact on your business of any operational challenges or regulatory compliance challenges resulting from your contacts with Iran, Sudan or Syria.
4.	In preparing your response to the above comment, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan.
Wells Fargo Response
Operations. Wells Fargo does not have any operations in Iran, Sudan or Syria. We do not actively market to persons located in any of these countries. It appears that your inquiry was prompted by reference to our website which included international calling codes to permit customers to contact us toll free from Syria and Iran. We are still in the process of investigating why calling codes for these countries were included on our website, but we have no reason to conclude that it was part of any marketing program directed at persons living in these countries. In any event, we have removed the calling codes for these two countries from our website.
Customer ties. We have conducted a review of our customer records to determine the extent to which we may have accounts with customers having direct or indirect ties to the three countries identified. We have identified a small number of accountholders who have identified themselves as either citizens or nationals of one of these countries, but who have provided Wells Fargo with mailing addresses in a different country (e.g., a person who has indicated that he or she is a citizen or national of Syria, but has a mailing address in the U. S.).
We have also identified a small group of accounts for which our records indicate that the accountholders have mailing addresses in one of these three countries. Each of these accounts was reviewed and we have concluded that either (i) the account is permitted under the applicable Office of Foreign Assets Control (“OFAC”) regulations, (ii) a hold

Angela Connell, Senior Accountant
January 13, 2006

is in place with respect to the account or (iii) the account is operating under a license issued by OFAC. We did not identify any account in this group that was being operated in violation of the OFAC regulations.
We do not view these account relationships as presenting a material investment risk for our security holders.
Other contacts. Like any financial institution, the customers of Wells Fargo may from time to time attempt to conduct transactions with one of these three countries. Wells Fargo has taken steps to detect such transactions. For example, each incoming and outgoing wire transfer is screened through our OFAC filter. As a result, any incoming or outgoing wire transfer that makes reference to Iran, Syria or Sudan will be stopped for manual review. Similar filters are run against our cross border ACH files. We have also established policies and procedures within Wells Fargo HSBC Trade Bank, N.A. to deal with letters of credit, documentary collections and bankers’ acceptances. These policies and procedures require employees who handle such transactions to take steps to determine whether persons or entities involved in such transactions are specially designated nationals, blocked entities or an entity subject to an export denial order of the U.S. Commerce Department.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Senior Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.
Very truly yours,
/s/  HOWARD I. ATKINS
Howard I. Atkins
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Wells Fargo & Company
Attachment 1
Note 21 — Securitizations and Variable Interest Entities (excerpt)
We routinely originate, securitize and sell into the secondary market home mortgage loans and, from time to time, other financial assets, including student loans, commercial mortgage loans, home equity loans, auto receivables and securities. We typically retain the servicing rights and may retain other beneficial interests from these sales. Through these securitizations, which are structured without recourse to us and with no restrictions on the retained interests, we are exposed to a liability under standard representations and warranties we make to purchasers and issuers. The amount recorded for this liability was not material to our consolidated financial statements. We do not have significant credit risks from the retained interests.

Wells Fargo & Company
Attachment 2
Note 1 — Significant Accounting Policies (Derivatives and Hedging Activity)
We recognize all derivatives on the balance sheet at fair value. On the date we enter into a derivative contract, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability (“fair value” hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge) or (3) held for trading, customer accommodation or a contract not qualifying for hedge accounting (“free-standing derivative”). For a fair value hedge, we record changes in the fair value of the derivative and, to the extent that it is effective, changes in the fair value of the hedged asset or liability, attributable to the hedged risk, in current period net income in the same financial statement category as the hedged item. For a cash flow hedge, we record changes in the fair value of the derivative to the extent that it is effective in other comprehensive income. We subsequently reclassify these changes in fair value to net income in the same period(s) that the hedged transaction affects net income in the same financial statement category as the hedged item. For free-standing derivatives, we report changes in the fair values in current period noninterest income.
We formally document at inception the relationship between hedging instruments and hedged items, our risk management objective, strategy and our evaluation of effectiveness for our hedge transactions. This includes linking all derivatives designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. Periodically, as required, we formally assess whether the derivative we designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in fair values or cash flows of the hedged item using either the dollar offset or the regression analysis method. If we determine that a derivative is not highly effective as a hedge, we discontinue hedge accounting.
We discontinue hedge accounting prospectively when (1) a derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (2) a derivative expires or is sold, terminated, or exercised, (3) a derivative is dedesignated as a hedge, because it is unlikely that a forecasted transaction will occur, or (4) we determine that designation of a derivative as a hedge is no longer appropriate.
When we discontinue hedge accounting because a derivative no longer qualifies as an effective fair value hedge, we continue to carry the derivative on the balance sheet at its fair value with changes in fair value included in earnings, and no longer adjust the previously hedged asset or liability for changes in fair value. Previous adjustments to the hedged item are accounted for in the same manner as other components of the carrying amount of the asset or liability.

When we discontinue hedge accounting because it is probable that a forecasted transaction will not occur, we continue to carry the derivative on the balance sheet at its fair value with changes in fair value included in earnings, and immediately recognize gains and losses that were accumulated in other comprehensive income in earnings.
When we discontinue hedge accounting because the hedging instrument is sold, terminated, or no longer designated (dedesignated), the amount reported in other comprehensive income up to the date of sale, termination or dedesignation continues to be reported in other comprehensive income until the forecasted transaction affects earnings.
In all other situations in which we discontinue hedge accounting, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings.
We occasionally purchase or originate financial instruments that contain an embedded derivative. At inception of the financial instrument, we assess (1) if the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the financial instrument (host contract), (2) if the financial instrument that embodies both the embedded derivative and the host contract is measured at fair value with changes in fair value reported in earnings, or (3) if a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative. If the embedded derivative does not meet any of these conditions, we separate it from the host contract and carry it at fair value with changes recorded in current period earnings.
Note 27 — Derivatives (excerpt)
Our approach to managing interest rate risk includes the use of derivatives. This helps minimize significant unplanned fluctuations in earnings, fair values of assets and liabilities, and cash flows caused by interest rate volatility. This approach involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on the net interest margin and cash flows. As a result of interest rate fluctuations, hedged assets and liabilities will gain or lose market value. In a fair value hedging strategy, the effect of this unrealized gain or loss will generally be offset by income or loss on the derivatives linked to the hedged assets and liabilities. In a cash flow hedging strategy, we manage the variability of cash payments due to interest rate fluctuations by the effective use of derivatives linked to hedged assets and liabilities.
We use derivatives as part of our interest rate risk management, including interest rate swaps, caps and floors, futures and forward contracts, and options. We also offer various derivatives, including interest rate, commodity, equity, credit and foreign exchange contracts, to our customers but usually offset our exposure from such contracts by purchasing other financial contracts. The customer accommodations and any offsetting financial contracts are treated as free-standing derivatives. Free-standing derivatives also include derivatives we enter into for risk management that do not otherwise qualify for hedge accounting. To a lesser extent, we take positions based on market expectations or to benefit from price differentials between financial instruments and markets.
By using derivatives, we are exposed to credit risk if counterparties to financial instruments do not perform as expected. If a counterparty fails to perform, our credit risk is equal to the fair value gain in a derivative contract. We minimize credit risk through credit approvals, limits and monitoring procedures. Credit risk related to derivatives is considered and, if material, provided for separately. As we generally enter into transactions only with counterparties that carry high quality credit ratings, losses from counterparty nonperformance on derivatives have not been significant. Further, we obtain collateral, where appropriate, to reduce risk. To the extent the master netting arrangements meet the requirements of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts, as amended by FASB Interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, amounts are shown net in the balance sheet.
Our derivative activities are monitored by the Corporate Asset/Liability Management Committee. Our Treasury function, which includes asset/liability management, is responsible for various hedging strategies developed through analysis of data from financial models and other internal and industry sources. We incorporate the resulting hedging strategies into our overall interest rate risk management and trading strategies.
Fair Value Hedges
We use derivatives, such as interest rate swaps, swaptions, Treasury futures and options, Eurodollar futures and options, and forward sale contracts, to manage the risk of changes in the fair value of mortgage servicing rights and other retained interests. Derivative gains or losses caused by market conditions (volatility) and the spread between spot and forward rates priced into the derivative contracts (the passage of time) are excluded from the evaluation of hedge effectiveness, but are reflected in earnings. Net derivative gains and losses related to our mortgage servicing activities are included in “Servicing fees, net” in Note [21].
We use derivatives, such as Treasury and LIBOR futures and swaptions, to hedge changes in fair value due to changes in interest rates of our commercial real estate mortgages and franchise loans held for sale. The ineffective portion of these fair value hedges is recorded as part of mortgage banking noninterest income in the statement of income. We also enter into interest rate swaps, designated as fair value hedges, to convert certain of our fixed-rate long-term debt to floating-rate debt. In addition, we enter into cross-currency swaps and cross-currency interest rate swaps to hedge our exposure to foreign currency risk and interest rate risk associated with the issuance of non-U.S. dollar denominated debt. For commercial real estate, long-term debt and foreign currency hedges, all parts of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Cash Flow Hedges
We use derivatives, such as interest rate swaps, to convert floating-rate loans to fixed rates. We also use derivatives, such as Treasury futures and options, Eurodollar futures and options, forward sale contracts and options on forward sale contracts, to hedge forecasted sales of mortgage loans. We also hedge floating-rate senior debt against future interest rate increases by using interest rate swaps to convert floating-rate senior debt to fixed rates and by using interest rate caps and floors to limit variability of rates. Gains and losses on derivatives that are reclassified from cumulative other comprehensive income to current period earnings, are included in the line item in which the hedged item’s effect in earnings is recorded. All parts of gain or loss on these derivatives are included in the assessment of hedge effectiveness.